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                                                              EXHIBIT (a)(5)(ii)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

____________________________________x
FISHOFF FAMILY FOUNDATION,          :
                                    :
        Plaintiff,                  :
                                    :
            v.                      :        Civil Action No. 20118
                                    :
MICHAEL J. NORRIS, WALTER S. CLAY,  :
EUGENE DELANEY, ALEX GOOD, CRAIG    :
KORNBLAU, FERDINAND KUZNIK,         :
PAUL S. LATCHFORD, JOHN McCARTNEY   :
JAMES G. ROSELAND, RICHARD SEVERNS, :
NEXT LEVEL COMMUNICATIONS, INC. and :
MOTOROLA, INC.,                     :
                                    :
                   Defendants.      :
____________________________________x


                             CLASS ACTION COMPLAINT

     Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

     1. Plaintiff has been the owner of shares of the common stock of Next Level Communications, Inc. ("Next Level" or the "Company") since prior to the wrongs herein complained of and continuously to date.

     2. Next Level is a corporation duly organized and existing under the laws of the State of Delaware. The Company designs and markets high-speed, high-volume communications equipment that enables telephone companies and others to deliver voice, data and video services over the existing copper wire infrastructure. The Company maintains its principal offices at 6085 State Farm Drive, Rohnert Park, California.


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     3. Defendant Motorola, Inc. ("Motorola") owns or controls approximately 74%
of the outstanding common stock of the company.

     4. Defendant Michael J. Norris is Chairman, President and Chief Executive of the Company.

     5. Defendant Ferdinand C. Kuznik is a former Executive Vice President of Motorola and President of Motorola Europe and a Director of the Company.

     6. Defendant James G. Roseland is a former Senior Vice President and Director of Finance of Motorola and a Director of the Company.

     7. Defendant Richard Severns is Senior Vice President of Motorola and a Director of the Company.

     8. Defendant Walter S. Clay is a Director of the Company.

     9. Defendant Eugene Delaney is a Director of the Company.

     10. Defendant Alex Good is a Director of the Company.

     11. Defendant Craig Kornblau is a Director of the Company.

     12. Defendant Paul S. Latchford is a Director of the Company.

     13. Defendant John McCartney is a Director of the Company.

     14. Motorola, as controlling shareholder, and the individuals, as officers and/or directors of the Company, stand in a fiduciary position relative to the Company's public shareholders and owe the public shareholders of Next Level the highest duties of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

                            CLASS ACTION ALLEGATIONS

     15. Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except


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the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

     16. This action is properly maintainable as a class action.

     17. The Class is so numerous that joinder of all members is impracticable. There are approximately 86 million shares of Next Level common stock outstanding owned by hundreds, if not thousands, of holders other than Motorola and its affiliates.

     18. There are questions of law and fact which are common to the Class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public securities holders of Next Level in violation of their fiduciary duties in order to enrich Motorola at the expense and to the detriment of plaintiff and the other public stockholders who are members of the Class; (c) whether the proposed transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the Class; and (d) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

     19. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.


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     20. Defendants have acted in a manner which affects plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

     21. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                             SUBSTANTIVE ALLEGATIONS

     22. On January 13, 2003, Motorola announced that it had offered to purchase all of the shares of common stock of the Company not held by Motorola and its affiliates. Under the proposed transaction, which is to be structured as a tender offer, the Company's public shareholders would receive $1.04 in cash for each Next Level share, for a total of $30 million plus the assumption of debt.

     23. The consideration of $1.04 per share to be paid to Class members is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the stock of Next Level is materially in excess of $1.04 per share, giving due consideration to the prospects for growth and profitability of Next Level in light of its business, earnings and earnings power, present and future; (b) the $1.04 per share price offers an inadequate premium to the public stockholders of Next Level; and (c) the $1.04 per share price is not the result of arm's length negotiations but was fixed arbitrarily by Motorola to "cap" the


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market price of Next Level stock, as part of a plan for Motorola to obtain complete ownership of Next Level, its assets and businesses at the lowest possible price.

     24. The proposed acquisition is an attempt by Motorola to unfairly aggrandize itself at the expense of Next Level's public stockholders. The proposed acquisition will, for inadequate consideration, deny plaintiff and the other members of the Class their right to share proportionately in the future success of Next Level and its valuable assets, while permitting Motorola to benefit wrongfully from the transaction.

     25. Given Motorola and its affiliates' stock ownership and representation on Next Level's Board and in management, they are able to dominate and control the other directors, all of whom were hand-picked by Motorola and are beholden to Motorola for the prestige and perquisites of their offices. Under the circumstances, none of the directors can be expected to protect the Company's public shareholders in transactions which benefit Motorola at the expense of Next Level's public shareholders, as exemplified by the proposed transaction.

     26. Because of Motorola's stock ownership and the offices held by Motorola personnel, no third party, as a practical matter, can attempt any competing bid for Next Level, as the success of any such bid would require the consent and cooperation of Motorola and its affiliates.

     27. Plaintiff and the other members of the Class will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties to Next Level's public shareholders in a proposed transaction which will benefit fiduciaries at the expense of the public shareholders of the company.


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     28. Plaintiff and the other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

     (1) declaring this action to be a Class action and certifying plaintiff as the Class representative and plaintiff's counsel as Class counsel;

     (2) enjoining, preliminarily and permanently, the transaction complained of herein;

     (3) to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, or granting the class rescissory damages;

     (4) directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

     (5) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and



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     (6) Granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

                                       ROSENTHAL, MONHAIT, GROSS
                                         & GODDESS, P.A.


                                       By:
                                          ----------------------------------
                                          919 N. Market Street
                                          Suite 1401
                                          Wilmington, Delaware 19801
                                          (302) 656-4433
                                          Attorneys for Plaintiff


OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ, LLP
10 East 40th Street
New York, NY 10016
(212) 779-1414